

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 15, 2022

Qing Pan
Chief Financial Officer
Noah Holdings Limited
Building 2, 1687 Changyang Road
Shanghai 200090
People's Republic of China

> **Re: Noah Holdings Limited**
> **Form 20-F for the Fiscal Year Ended December 31, 2021**
> **Filed April 6, 2022**
> **File No. 001-34936**

Dear Mr. Pan:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form 20-F filed on April 6, 2022

Item 3. Key Information, page 4

1. We note your disclosure in the second paragraph on page 5 that your auditor is currently not inspected by the PCAOB. In future filings, please expand to disclose that your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and provide a cross-reference to the related risk factor on page 34.

Summary Risk Factors, page 5

2. In future filings, please expand and revise your summary of risk factors disclosure related to your corporate structure and being based in or having the majority of the company's operations in China. In particular, describe the significant regulatory, liquidity, and

enforcement risks with cross-references to the more detailed discussion of these risks in the annual report. Without limitation, your revised disclosure should address the following:

- Relocate the Risks Related to Corporate Structure and the Risks Related to Doing Business in China sections to the front of the summary and detailed risk factor sections;
- Describe the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your securities;
- Describe risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice;
- Revise to discuss enforcement of civil liabilities in the Cayman Islands and in China in Item 3 of your annual report, state whether you have obtained the advice of Cayman Islands and PRC counsel with respect to determinations as to enforceability and include a related summary risk factor; and
- Revise the risk factors on page 50 and 51, as appropriate, to make corresponding disclosure with respect to counsels' determinations.

<u>Financial Information Related to the VIEs, page 10</u>

3.   In future filings, please revise to quantify any dividends or distributions that a subsidiary or consolidated VIE have made to the holding company and which entity made such transfer, and their tax consequences, disaggregating income attributable to non-PRC subsidiaries, PRC-based subsidiaries and consolidated VIEs.

4.   In future filings, the condensed consolidating financial schedule (on pages 10-14 of your filing) should also disaggregate the parent company, the VIEs and its consolidated subsidiaries, the WFOEs that are the primary beneficiary of the VIEs, and an aggregation of other entities that are consolidated.

    We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

    Please contact Christopher Wall at 202-551-4162 or David Gessert at 202-551-2326 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance